The Bank of Princeton Shareholder Presentation November 15, 2016 Springdale Country Club Princeton NJ Filed by Investors Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The Bank of Princeton

Investors Bancorp, Inc. Investor Presentation This communication is being made with respect to the proposed merger transaction involving Investors Bancorp, Inc. (“Investors Bancorp”), Investors Bank and The Bank of Princeton. Investors Bancorp has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of The Bank of Princeton and a prospectus of Investors Bancorp, and each party will file other documents regarding the proposed transaction with the SEC or the Federal Deposit Insurance Corporation (“FDIC”). A definitive proxy statement/ prospectus will be sent to The Bank of Princeton stockholders seeking stockholder approval of the transaction. Before making any voting or investment decision, investors and security holders of The Bank of Princeton are urged to carefully read the entire registration statement and proxy statement/ prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Investors Bancorp with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  The documents filed by The Bank of Princeton with the FDIC may be obtained free of charge at the FDIC’s website at https://efr.fdic.gov/fcxweb/efr/index.html. In addition, the documents filed by Investors Bancorp may be obtained free of charge at its website at www.myinvestorsbank.com or by contacting Investors Bancorp, 101 JFK Parkway, Short Hills, New Jersey 07078, Attention: Brian F. Doran, telephone (973) 924-2450, and the documents filed by The Bank of Princeton may be obtained free of charge at The Bank of Princeton’s website at https://thebankofprinceton.com or by contacting The Bank of Princeton, 183 Bayard Lane, Princeton, New Jersey 08540, Attention: Edward Dietzler, telephone (609) 454-0717.   The Bank of Princeton, Investors Bancorp, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from The Bank of Princeton’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of Investors Bancorp and their ownership of its common stock is set forth in the proxy statement for Investors Bancorp’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of The Bank of Princeton and their ownership of its common stock is set forth in the proxy statement for The Bank of Princeton’s 2016 annual meeting of stockholders, as previously filed with the FDIC on March 24, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Investors Bancorp, Inc. Investor Presentation Forward Looking Statements Certain statements contained herein are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements may be identified by reference to a future period or periods, or by the use of forward looking terminology, such as “may,” “will,” ”believe,” ”expect,” ”estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. Forward looking statements are subject to numerous risks, as described in our SEC filings, and uncertainties, including, but not limited to, those related to the economic environment, particularly in the market areas in which the Company operated, competitive products and pricing, fiscal and monetary policies of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions, which may be made to any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Founded in 1926 Completed first-step conversion in October 2005 raising $510 million in capital In May 2014, completed second step conversion raising $2.2 billion in capital Largest Bank Headquartered in New Jersey Largest NJ Headquartered Institutions(1) (1) Asset information as of September 30, 2016, Deposits as of June 30, 2016 Competitive Strategy: Community involvement and engaged employee base differentiate Investors Bank from other banks, particularly large banks

Investment Highlights $22 billion in total assets, commercial focused bank operating in some of the best markets in the U.S. Experienced management team with track record of successful capital deployment Transformed Investors from a wholesale thrift into a high performing commercial bank Fully leveraged first-step conversion proceeds and raised an additional $2.2 billion in capital in May 2014 Total return of over 250% since 2005 first-step conversion offering (1) Meaningful growth opportunities New York and Philadelphia metro markets dominated by large banks against which Investors competes effectively Continued commercial build out focused on C&I lending Strong profitability and asset quality Attractively valued vs. peers (1) SNL total return data

Experienced Management Team Executive Role Years at Investors Years of Financial Services Experience Kevin Cummings Director, President & Chief Executive Officer 13 38 Domenick Cama Director, Senior EVP, Chief Operating Officer 13 42 Sean Burke SVP, Chief Financial Officer 2 22 Richard Spengler EVP, Chief Lending Officer 12 33 Paul Kalamaras EVP, Chief Retail Banking Officer 8 35 Daniel Harris EVP, Technology & Operations 8 37 Philippa Girling SVP, Chief Risk Officer 1 22 Brian Doran SVP, General Counsel 1 28 Dennis Budnick SVP, Chief Culture Officer 4 26

Asset Growth ($ in millions)

Loan Growth ($ in millions) +90% 12% $8,895 $10,438 $13,065 $15,100 $16,891 $16,383 $18,307

Excellent Credit Quality Despite strong growth, Investors has maintained superior credit quality and sufficient reserve ratios compared with peers Source: SNL Financial Note: Peer group consists of NYCB, FNFG, PBCT, FMER, SBNY, WBS, WTFC, FULT, AF, VLY, BKU, MBFI, NWBI, NBTB, PFS, FFIC, DCOM Investors Peer Median

Deposit Growth ($ in millions) Strong deposit growth with positive change in composition +91% 12%

Investors Charitable Foundation Established in 2005 Serves communities in New Jersey and New York Both Investors and Roma Foundations have contributed or committed $20.3 million Supporting initiatives in arts, education, youth development, affordable housing and health and human services Will commit $1.0 million to support communities served by The Bank of Princeton

Capital Management Since Second Step 29% asset growth since June 2014 Stock buybacks Repurchased 60 million shares since May 2014 Dividends - 33% increase announced October 2016

% % % % % % % % % % % Source: SNL Financial Note: Peer group consists of NYCB, FNFG, PBCT, FMER, SBNY, WBS, WTFC, FULT, AF, VLY, BKU, MBFI, NWBI, NBTB, PFS, FFIC, DCOM Strong Financial Metrics (quarter ended September 30, 2016)

Summit Federal Savings Bank 5 Jun 2008 $ 95 M $- American Bank of New Jersey 5 May 2009 $520 M $17.6 M Banco Popular 6 Oct 2009 $227 M $4.3 M Millennium Bcpbank 17 Oct 2010 $600 M $ - Brooklyn Federal Savings 5 Jan 2012 $ 386 M $16.7 M Marathon National Bank 13 Oct 2012 $ 777 M $38.6 M Roma Financial Corporation 26 Dec 2013 $1.34 B $ 0.3 M Gateway Financial 4 Jan 2014 $255 M $ - Acquisitions Branches Closing Deposits Acquired Goodwill Recorded Opportunistic and Disciplined Acquiror Investors has completed 8 whole bank and branch acquisitions since 2008, growing its asset and deposit base significantly while generating only $78 million in goodwill

Source: SNL Financial, total return assumes the reinvestment of dividends and is expressed in dollars based on an assumed investment of $100. Information as of November 14, 2016 Total Return Performance 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

The Bank of Princeton Merger The Bank of Princeton Founded in 2007 13 Branches $1.0 billion in assets Expansion in Princeton and Philadelphia markets Merger Consideration * 60% Stock / 40% Cash 7.4 million ISBC shares $69 million in cash * Based on ISBC closing price of $11.43 on May 3, 2016. ISBC shares include value of options and warrants to be cashed out for approximately $12 million

Investment Rationale Ability to withstand macroeconomic downturns Track record of successful capital deployment Consistently strong profitability and asset quality Attractively valued vs. peers Meaningful growth opportunities Liquidity prospect Partner with successful team

Upside in Investors – Street View Selected Analyst Commentary Analyst Recommendation Summary Investors continues to execute on its strategy of driving healthy organic loan growth, returning capital to shareholders and making disciplined acquisitions. We consider Investors a well-managed and capitalized bank operating in good markets. Matthew Keating and Jason Goldberg (Barclays, July 29, 2016) Investors operates in core markets with attractive demographics and excellent prospects for future growth. The Company has been able to consistently demonstrate strong profitability and pristine asset quality. Jake Civiello (RBC Capital Markets, October 28, 2016) Under Coverage by 8 Analysts 73% upside As the Company continues to prudently deploy the excess capital position… We believe the stock presents a unique value proposition. Mark Fitzgibbon (Sandler O’Neill, April 29, 2016) Illustrative Stock Price Upside * $30.10 $35.84 $52.21 Implied price to BOP shareholders at 2.633x exchange ratio Note: Market data as of 11/11/16. * Assumes 100% stock election consideration. Illustrative price at median of peer P/TBV multiples. Peers include: NYCB, PBCT, SBNY, WBS, WTFC, FULT, AF, VLY, BKU, MBFI, NWBI, NBTB, PFS, FFIC, DCOM.

Source: SNL Financial, total return assumes the reinvestment of dividends and is expressed in dollars based on an assumed investment of $100. Information as of November 14, 2016 Total Return Performance 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

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